Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: December 16, 2021

Pagaya | Raymond James Technology Investors Conference

John Davis:

Okay, I think we're going to go ahead and get started here. My name is John Davis, I'm the payments and fintech analyst here at Raymond James. We're excited to have Pagaya co-founder and CEO, Gal Krubiner and CFO, Mike Kurlander with us this morning to tell us a little about their story. First, I'm going to have them introduce themselves and give a little background, then we'll hop into a slide presentation, and then we'll have Q&A at the end; if you'd like to ask questions, please use the podium functionality within Zoom. So, with that, I'll hand it off to Gal.

Gal Krubiner:

So, Davis thank you so much for having us, super excited to be here and to share the Pagaya story. Obviously, many news lately and continuing to have a very strong momentum of growth. By a way of background, I'm Gal Krubiner, the CEO and the co-founder of Pagaya as you mentioned. My previous background is a financial background. So, I'm coming from UBS, Deutsche Bank, and dealing with the different parts of the financial world in banking. And my co-founders are Avital Pardo and Yahav Yulzari. They're coming both from an asset management space and a very strong AI background in Tel Aviv. And that's really their mission. And their capability that we bring to the table as a company, with over 170 very strong research and developers based in Israel and another 150 business people based here in New York. Mike, you want to take it from here?

Mike Kurlander:

Sure. And nice to meet everyone virtually. Mike Kurlander, CFO at Pagaya. I joined earlier this year from Citadel. I was Deputy Global Treasurer at Citadel. Prior to Citadel, I had spent the bulk of my career, a little over 17 years, at Goldman Sachs in a variety of finance roles.

Gal Krubiner:

So thank you everyone for joining. What we thought makes sense today is to flip a little bit around the deck, the investment presentation deck that we just shared about our SPAC announcement with EJF a few months ago. And as such, feel free JD, to ask any questions and to make it as interactive as possible, while we are sharing our story and trying to articulate what Pagaya is after. At a very high level, nutshell, I think what I will try to walk through the next few pages, is the vision of the company. What we're trying to build here, how our very unique business model works, how the growth played out in the last few quarters. And how does that imply into the AI and the data modes that we have? We'll touch a little bit about Q3 updates, and then we'll go into the market opportunity and the way we make revenues in some of the highlights of Pagaya as the solution we're bringing to the world.

Gal Krubiner:

So first and foremost, from a vision perspective, we as a company, trying to find a way to help better financial outcomes for our partners, that we are working very closely with and their customers. And the way we go about it is really in a little bit different approach of trying to build a very strong artificial intelligence network that is helping our partner to grow their business, and therefore can better serve their customers. And we are talking about partners, we're talking actually about every company that is actually lending or about to lend. So it can be fintech players. It can be non-bank lenders, and it can be banks that are becoming our biggest opportunity and the things we are really focusing on going after. And the beauty about the approach we took is that we are really agnostic to market.

Gal Krubiner:

We operate the same business model, both in consumer credit, like personal loans, like auto loans, consumer credit, such as credit cards, and even taking that to the POS and BNPL, which are more at the frontier of the world's progress. And if you see on the next page, which we are sharing our business model, our business model is very unique and simple. So when we are working with our partners, we are actually allowing them to be able to lend more. That's the bottom line. We are increasing dozens of percent, sometimes even 30% on the ability of a partner to lend. And that is coming, because Pagaya is coming with very strong AI capabilities of a network that we have developed to be able to connect to many partners and therefore to collect a lot of data, and therefore to be able to bring an outcome, which is a better underwriting to the world and embedded and parallel to that, we are actually coming with the funding capabilities, leaving the partners to actually have new consumers, and adding more customers to their ecosystem without having any additional balance sheet risk, or any credit risk.

Gal Krubiner:

And what you see in front of you is an illustration of the flow that is actually the core way that Pagaya works. So in step one, a customer is going and approaching one of our partners and is asking for a credit, let it be an auto loan or a credit card. And in many cases, the partner decides to push that request to us because they are thinking that our ability to meet the client demand is going to be higher. And in step two, when actually the partner is getting the request, he's pinging the Pagaya AI network. In step three, Pagaya is doing a full underwriting with that information and millions of others of samples that we have, and actually offering back to the customer through the partners, an offering for a credit. As soon as the consumer is actually accepting that credit, he is getting a loan, which is very interesting, because he thinks that the loan is actually coming from the partner, and the partner is actually the lender of record.

Gal Krubiner:

But in the same time behind the scene, we are financing that type of transaction and providing the funding to it, both with our technology and the capital that we're raising from institutional investors. And then step four, we are creating the financial assets that we are selling over to the institutional clients behind us. And the way we actually make money is we earn fees on our network volume that is acquired by institutional investors. So as you can imagine, nothing is staying on our balance sheet. Now, the progress and the development of that very simple business model that is allowing partners and banks to be able to be the lender of record, and to be able to be the one who has the relationship and the connectivity with the customer was such a success that we saw a huge growth over the last year.

Gal Krubiner:

And you can see in the next page that really, that growth has been materialized to an almost 200% of growth in our network volume, 300% growth in our revenue, reaching to almost $5 billion of scale on an annual basis of Q2 and almost $400 million dollars of revenue annually while being able to collect an amount of mode of data that is second to none with a 16 million plus training data points that we are collecting from going live with the different partners. A 100% is fully automated and really reaching to a very rapid growth, high scalable type of platform. And that is the...yes, JD?

John Davis:

So I was just going to jump in with a question on go to market strategy and how you find these partners and financial institutions and how they find out about Pagaya and why they partner with you. Maybe just talk a little bit about that for a second?

Gal Krubiner:

Yes, definitely. So, maybe we'll flip to the next page, and we see in the next page, the recent announcement that we had, which is the partnership with SoFi. So think about SoFi, which is a great, or one of the best maybe, lenders for student loans. And when they're thinking about their mission and when they want to serve more customers, they are every time looking for ways they could meet their customers' demand because for SoFi, the SoFi brand is so strong and so relevant for that. And when they're going about that, they're asking, how can we be most quickly increasing our ability to grow and to be able to meet our customer's demand? And when that comes to play, obviously Pagaya is offering a very seamless experience with a single simple AI. They can grow their ability to originate personal loans in a very meaningful way in only a matter of months. So when we think about it, our go to market strategy is to identify different types of markets where we have a very strong solution, and then to offer that to that type of lenders, to be able to extend that box. And it's very clear that the fintech lenders were the first adopters of that type of business model. The second one that we went after are some POS companies. The third one was actually auto loans, which the non-bank lenders, almost all of them are working with us in the U.S., or a massive number of partners. And for them, it's a win-win. It's a risk free type of business model, that is allowing them to have more customers in the door after they spend the marketing dollars. So it's kind of a no-brainer. And the go-to-market strategy that we are now focusing on, is really bringing the banks to those capabilities and the ability to work with that. And that's the reason why we hired Leslie Gillin, who was the former Chief Marketing Officer of the full JP Morgan-Chase franchise to become the Chief Growth Officer of Pagaya, and to lead the banking penetration strategy into the next level.

Gal Krubiner:

So that's how we think about it. And part of the EJFA merger was to accelerate the interactions with banks too. As you know, Manny is one of the most known investors for US banks and is bringing a lot of like relationship and credibility and connectivity with him. So that, to your question, JD, I think that is being translated into the very strong Q3 numbers that we saw, which we came with $137 million dollars of revenues, which is obviously representing 220% growth full 2020 year only at up until the third quarter of the year. So very strong momentum so far, and strong momentum, which we believe will continue to go into Q4. JD, any more questions before we're moving on?

John Davis:

I think the other one that just came to mind is you kind of talked about expanding the credit box for your lenders. So maybe just a little bit on a little more detail on that would be helpful?

Gal Krubiner:

Sure. So if you think about the different lenders throughout the life, they have developed like what they've called a "credit box" or an "area of focus." And sometimes, although they want to give to their customers the full experience of giving them the loan requests that they're looking for, it's not always within the guidelines of their credit profile and history. And when we are coming into play for each partner is very different. By the way, you would be surprised that some partners are coming to us and saying, "Hey, we are a sub-prime lender. We want to go after prime, would you be able to help us do that?" So the expansion of the credit is really coming from what are the things that you will be able Pagaya to approve and to acquire, while others are actually, which are not in our standard program.

Gal Krubiner:

So part of that will be to go lower in the FICO. Part of it will be to go higher in the FICO. Part of it will be outside of different stimulus. So literally looking on the credit box and the flow of the borrower that one is having and asking the question of where we see opportunities. And usually that comes to a 20, 30% lift. So it's very, very meaningful for these lenders, which are the greatest partners in the world.

John Davis:

Okay. No, that's perfect, thanks.

Gal Krubiner:

Perfect, thank you so much for the question. So moving on from that topic to the opportunity, obviously the opportunity is huge because if you think about it, and when you understand that we are a market agnostic, basically the full personal loan, automotive, point of sale, all of that is becoming the [inaudible] that we're looking after. And the when you think about our ability to partner with the different parts to do that, you could understand that the long term of Pagaya, which is above and beyond the next year, is to be able to do the same in any place where you can price with a very strong network, AI network, the probability of different events to happen.

Gal Krubiner:

And you can think about that as a potential ability to go after insurance too, and the potential ability to go after housing. So literally the full markets of assets are becoming a place where we think we can enable our partners to be able to drive better outcomes for the different type of requests and customers that we have. And in the next page, Mike will walk us through, you will see the growth that we had and how that is being translated into revenue. So, Mike, maybe you will be able to walk us a little bit through the growth that we experience, what we're expecting in the future, and how's that being translated to revenues?

Mike Kurlander:

Sure. So as Gal referred to earlier, the most important thing to understand when thinking about the Pagaya growth and business model is our network volume. We are earning fees off of that network volume. So it really starts with how are we able to continue to accelerate the amount of assets that come through into Pagaya. As you can see from the chart on the left hand side, we've been very strong in execution at being able to actually grow significantly over the last two years with network volume that has gone up, roughly 4x from 2019, just into 2021. And our momentum is carrying us into the end of the year with plans to grow significantly into 2022 and 2023 as you can see here. Now that translates into revenue through fees. Gal mentioned that our primary source of revenue, well over 90% of our revenue is based on fees that we're earning from our institutional clients.

Mike Kurlander:

And the way to think about that is roughly for every dollar of network volume that is coming through Pagaya, roughly 8 to 9% of that, we are earning as fee revenue. Our institutional clients are effectively hiring us to use our AI technology to acquire these assets. Now, some amount of that 8 to 9% goes then back to partner in the example for actually getting the customer in the door. And so our revenue model will grow very much in line with the network volume. And you could see that the bars obviously trend in the right direction, in the same direction. For 2021 year end, if you look on the right hand side, we have a budget forecast of $407 million. And if you think about the numbers Gal just showed two slides ago where we feel very, very confident just given our third quarter at $320 million year to date, we feel very confident in our ability to meet and exceed that forecast and be able to continue that path going into 2022 and 2023.

Gal Krubiner:

Perfect. Thanks a lot, Mike. And, and I think JD, now we can go into some of the Pagaya highlights that you can see in the next two pages, or we can flip to different questions you want to bring, so let me know how you...?

John Davis:

Well, why don’t I throw in a couple questions and then we’ll go into the slides with maybe two quick ones. Gal, you gave us kind of the market opportunity there with auto, personal, student housing. What’s the mix of the business today? Is it mostly auto or credit or credit cards or personal loans? Like just how should we think about where you guys are playing today for the most part?

Gal Krubiner:

Definitely. So I think that if you think about it, the way the company merged and how it grew. So we definitely started where the fintechs are the biggest player, which is the personal loan. So the personal loan was by far, the most... is still most of our revenues and the growth that we have, or I would say most of the business. And then second to that, you can think that auto loan is definitely becoming a scalable business from Pagaya’s perspective and even real estate. So if you want to move to page 18, you will see that the interesting piece is how quickly we, one page before, how quickly we manage to get to each of these markets. And you can see there are different shapes of scale and growth, but it’s very clear that the institutional know-how of Pagaya is to turn quicker and quicker new markets while at the same time to be able to grow them. Now, the two focus areas that we are seeing for 2021 are definitely the credit cards as becoming the most important piece for the banks and auto loans to take that to the next level. So I think that these are the markets that will drive most of the growth, definitely in the second half of the year, as we are bringing more partners to our solutions and piling up that kind of market opportunity and presence, if you will.

John Davis:

Okay. And then one more quick one, I'll let you get back to the slides, but as I think about, your institutional partners, not institutional partners, sorry, the banks, or fintechs, I assume you're giving them some sort of rev share for essentially bringing the customer. Is that the right way to think about it?

Gal Krubiner:

Yes. 100%, that's what Mike touched upon before. So usually why there are so many who like to work with us because we're paying them both servicing fee and origination fee. So both of these, and it comes to like three, 4% on origination fee and, and 1 to 2% on the servicing fee. So this is definitely a fee revenue source for them without taking any balance sheet risk, or the banks that will work with us, the analysts of the bank would love that because it's exactly what they're looking to see as they grow, right? So we are helping that phenomena, and yes,

Gal Krubiner:

as we're taking that from our growth and providing that to the third parties we're working with.

Mike Kurlander:

And I just could elaborate on one point, it's a really important part of our business model that I think differentiates us, that we're not competing with the lenders in the space. We're actually complementing what they're doing. So we make it for the reasons Gal just mentioned really easy for them to want to work with us. And that enables us to continue to grow our partners.

Gal Krubiner:

And I think that's one of the reasons we don't think about fintech as a disruption. We think about fintech as the new financial services, and a way to help organizations to serve their customers better, because we're not disrupting, we're only complementing or adding, so a different view on fintech from our perspective.

John Davis:

Okay, that makes a lot of sense.

Gal Krubiner:

And maybe if we want to move to the next page. That's another interesting fact that when we are evolving a new partner, you can see the pace of growth of the volume, which is very much like we're increasing 3x after only six months and 6x after only 12 months. So, the impact on the revenues of the bank partner, whatever you want to call it, it's becoming very meaningful rather quickly so when you think about the amount of infrastructure build they need to do is mainly to connect the AI and to put all the bells and whistles around. But there is no real big capital spend around that. And then very quickly you're getting into profitability of the way to work with Pagaya. So there is not a lot of like investment that these partners are doing.

Gal Krubiner:

And that's why you can imagine that once a partner is coming up, the retention is 100% because why should he give up on revenues in any sort of way? So I think that that's really the drivers for the success of our or business model. And if you want to think about it a little bit more holistically, so flip four pages before to result of our solution. This is what we are driving for. We are driving for every partner to be able to have more customers and increasing the conversion of the flow that they are seeing. And we're driving for more customers getting financial products fulfillment, but the beauty is we are looking for the customer to do it in the place he likes to do it. So if he has his banks, he will continue to do it in his banks. If he likes to go to fintech, he will do it in a fintech. So keeping the ecosystem as it is, and only enhancing it is a great value proposition to be able to offer to the stability and to the longevity of all of this connectivity and to make sure that the banks are becoming equal partners and an equal solution in this ecosystem, when we're thinking about fintech and the technology solutions of tomorrow.

John Davis:

That's great. And maybe a quick one for Mike, just on the growth algorithm here, it appears to me that I'm not sure if you guys have disclosed it, but if I think out into the out years when you're kind of modeling 60 plus percent revenue growth, maybe just help us think about that? From a net revenue retention, I would assume that year one, you sign up a partner that they continue to grow with you pretty significantly. So as we think about that 60% kind of in the out years, how much of that's from kind of the existing base or kind of net revenue retention, and how much of it is from kind of new partners or, or kind of new wins, if you will?

Mike Kurlander:

It's a great question. And I think to the first part of it, the slide that we showed earlier on the addressable market really gives you a sense of how much opportunity there is. We're in very, very large, billions and billions of dollars of market opportunity. And so for us to achieve our goals, we don't need to be a massive fraction of that overall market. We have so much capacity because of the overall size of the markets that we're invested in. To your question of how to, as the forecast build up, we actually start building it from a bottom's up perspective. And in the early years i.e. into next year, for example, we think about that from a position of, a lot of that's driven just by our existing partners.

Mike Kurlander:

The majority of it is driven by our existing partners and us just continuing to grow as they grow with our existing partners. And then we also go bottom's up into a list of all of the other opportunities that we have. And as we think about the world of banks, for example, which will be sort of the next stepping stone for Pagaya, very few of those banks will need to be online for us to be able to meet the targets that we've set out. And so, as you get out into the further years, the shift is a little bit less on the existing partners and more on the new with that additional lead time. And really that next step for us will be into the large banks that we're already in a lot of very active and deep conversations with.

John Davis:

Okay. And then just domestic versus international splits it's largely a domestic business today with opportunities to expand internationally. Maybe just touch on that for a second?

Mike Kurlander:

Yeah. I mean the important part in our forecast is really, it's all driven by domestic. So everything, our focus is entirely domestically right now. So there's no revenues or volume projection in our forecast for international. I do think those will be market, that will be available to us at some point, but not our current focus, given the size of the markets we can penetrate just in the US. There is also, I should mention along those same lines, very little contribution from new products that are in our current forecast. So Gal touched on the growth of real estate as a complement to auto and to unsecured. We've got other products that we're already actively thinking about and working on. And they've very little impact into our years because we're just not formed enough yet for us to put into our forecast. Those obviously represent additional opportunities for us that are yet to come.

John Davis:

Okay.

Gal Krubiner:

And I want to I want to double click on that. I think the interesting question is what is the set of, what are the events that Pagaya needs to do or to accomplish, to be able to become a $100 billion company? Because what you see in the business model in discussion is very clearly we have a lot of demand for our products. We are enabling many markets, we are growing at very high rates. But the really big question for Pagaya, and for investors to think about is what are the events that will make that become the way to do business, the way to fund loans, the way to be able to enable the customers. And I think the question is, if the business model that is actually keeping the customer in the bank, but still being able to enable it and to drive AI into the core heart of the decision making place is going to take on and continue to take on.

Gal Krubiner:

We going to see bigger banks lending, and we're going to see more meaningful organizations that have millions of millions of customers partnering up with Pagaya. Now, if we took the number of 20, 30% lift that we can create for every origination partner, to think about what is the impact of lending, a big bank or a big brand. So what we are doing today is really focusing on the next level of success, the things that we'll be able to lend, and there are thousands of them in the US, they're not just five. So being able to successfully land very important partners like we are doing, working on that now is going to bring Pagaya to become a very important partner and tool in the ecosystem of lending in the US, maybe one of the most important partners that have ever existed from that perspective. And that's what we're driving for. And if we're going to be successful in that, hopefully that's going to be one of the most impactful companies on the US economy, trying to bring more inclusion and more ability to lend that has ever been before. And that's the $100 billion opportunity, the ability to bring that technology to the bank level in a business model, that brings everyone a win outcome. And that's what we're focusing on day in and day out. That's why Mike joined, that's why Leslie joined from JP Morgan. We are here collectively trying to make a difference.

John Davis:

Gal, that makes a lot of sense. As I think about the growth, obviously it's tremendous. Every growth story seems to have a bottleneck somewhere. Here, I think it's very clear, there's plenty of demand for your product, but maybe if we just flip to the other side of the equation, talk a little bit about the funding mix, the diversification, the number, who's funding these loans. Because if I look at this business model from an outsider's perspective the one potential governor on growth is having the capital to lend, because you're not actually taking that capital yourself. So maybe talk about the demand [inaudible] from your funding partners, the diversification. And I think that would be super helpful.

Gal Krubiner:

Sure. So funny enough, that's the place where Pagaya emerged from. So we started by the funding side and we have a very strong relationships and partnerships throughout in that. One of our investors in the company is GIC, and he's been a great partner for many years. And you can imagine that if you have the support of GIC behind you, money will not dry up so quickly to say the least. And obviously next to them, we have very strong other... anywhere from wealth management across Europe that is working with us, to very strong, massive asset managers in the US with endless amount of knowledge and understanding of the market that we're working with them hand to hand.

Gal Krubiner:

Pension money across the globe. So I would say that the diversification type is very high and there are many different kinds of pockets in the world. And what we did as an active strategy is to develop different type of financial products to be able to meet that demand, let it be from ultra high net worth individual that want to invest and up until an institutional client that buying things in one for [inaudible]. So being a very big push in less deals, we have a lot of trust. And maybe Mike, you want to add for that feel free?

Mike Kurlander:

Yeah, I was going to say, this is a really interesting product for the funding side as well because if you think about those institutions that Gal just referred to, this presents an opportunity for them to get access to an asset class which historically was a little bit more difficult to access. And the challenge that those clients have is who's there to actually ensure the performance of... these are individual loans to consumers... Who's there to help them through that journey of understanding the credit and actually being able to understand the credit worthiness of the ultimate borrowers?

Mike Kurlander:

Pagaya solves that for these institutional clients and has developed the products to allow them to invest. And so it's really, we talk about it being a win-win on all sides and it really is true. It's not that we're out there seeking institutional clients and kind of asking for them to join us. It's actually them trusting us and saying to us, how can you help solve a problem for us, which we're doing.

John Davis:

That's really helpful. And Mike, maybe if you could just run through a... I think it'd be helpful for a quick example. Maybe you have a loan that's a 10% yield. How much of... to the end customer. Maybe break down what the rev share fee is that you would pay, what Pagaya gets to keep, and then what's your funding partner ultimately collects off of that, just to help understand a little bit of how the economic model flows on a loan.

Mike Kurlander:

Yeah, you want to start with that one Gal and I'll fill in?

Gal Krubiner:

Sure. So I think... Let's take a 14 to 15% interest, that's more realistic these days in the US... personal loans or that type of product. And then if you think about that, we are thinking about 14, 15% plus a 5% of origination. So the APR is going to be like 16, something like that. We are taking throughout that process, 8%, usually 9%, as an all-in fee. And then 3 to 4% out of it, maybe 4.5 even sometimes, transferring it to the partners. So out of the eight to nine that we have, 30 to 40% is going to the partners. And the rest is obviously going to our investors that are investing. And they usually get five to 6% [our way] on the assets and in the different structures, et cetera, that's meeting their interest demand and yield.

Gal Krubiner:

So that's on a one example basis. And if you think about it, obviously the very important piece is to grow the network, right? So your ability to drive a lot of growth and in different markets, that's what is important for the ability to fill that out. And the models are becoming better and better in the understanding of the different population. And the AI is really what drives that ability to be able to produce that amount of high returns versus the market, which if you would think about it, as long as we get more partners and more data, we're becoming a better hub for that ability to make the decision and therefore to drive a better outcome for all the participants in the market. So that would be the example.

John Davis:

Okay, great. Maybe just take it a step further just from your institutional investors' perspective. If they're getting, let's just call it a 6% yield, on average, what do... obviously losses and credit environments are extremely good. But if I'm looking at it from their perspective, they're getting a 6% yield, fortunately-

Gal Krubiner:

That's close.

John Davis:

...rates are low so their cost of capital... So what are losses?

Gal Krubiner:

That's post losses. Losses are usually coming in these [inaudible]. I did the net, but losses are usually coming at between 3 to 4% on an annual basis and 6 is on an annual basis, obviously.

John Davis:

Okay, that makes sense. And I think we have time for one more. Competition. Is anybody else doing this? Something like this? Just kind of curious, how you guys view the competitive landscape?

Gal Krubiner:

So I don't have to say fortunately or unfortunately, but we don't have really direct competitors. Sometimes you prefer to have that because that helps the ecosystem to become more knowledgeable about these places, these things earlier. No, we don't have any direct competitors. And we're in a situation where we are working with all the partners, which are enabling that. I'm sure competition will come. Maybe more will come from a Pagaya for insurance or Pagaya for something else.

Gal Krubiner:

I think on credit we have such a strong stand. There would be hard to compete meaningfully at this point because the so-called low hanging fruit that we manage to collapse to kind of grab in the last few years and to build the data mode. And the advantage is becoming a very strong ability to kind of keep competition away with 170 data scientists, as I said.

Gal Krubiner:

So that's tough, but potentially in other markets. And that's one of the reasons why we are very much going up new markets because it's all about the flywheel, right? Once you kick in the flywheel, the ability for other competition to come is becoming much harder. So we are trying to start this flywheel, not just in personal loans, but to move to auto loans, et cetera. Usually you will see product companies all becoming very focused. And then after a few years start to develop new markets. Pagaya is only five years old, just to be clear. So the ability to have three markets in only five years old is not something that is common. And the reason is to keep competition away and to be able to drive this flywheel to the relevant place of stopping other competition.

John Davis:

Okay, that's super helpful. And unfortunately, I think we're out of time, so I think we're going to have to wrap it there. But Gal and Mike, thanks for the time. Super interesting story and look forward to following your progress going forward. So everyone have a great day. Thanks for joining.

Mike Kurlander:

Thank you.

Gal Krubiner:

Thank you so much for your time.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya Technologies Ltd. (“Pagaya”) and EJF Acquisition Corp. (“EJFA”), Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.